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                           November 16, 2020

       Richard N. Regan, Jr.
       President and Chief Executive Officer
       inTEST Corporation
       804 East Gate Drive, Suite 200
       Mt. Laurel, NJ 08054

                                                        Re: inTEST Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2020
                                                            File No. 333-250047

       Dear Mr. Regan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Katayun Jaffari, Esq.